# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Safety Shot, Inc., CIK 0001760903
CUSIP: 48208F105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1061 E. Indiantown Rd.,, Suite 110,, Jupiter, Florida (FL), 33477
Date of event which requires filing of this statement: 07/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002078936

## Reporting persons
- American Ventures LLC, Series XII SHOT: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,835,141; sole dispositive power 0; shared dispositive power 10,835,141; aggregate amount beneficially owned 10,835,141 (8.95% of the class)
  Comment: The number of shares represented by the amount in Rows 6, 8 and 9 excludes (i) 10,835,141 shares of common stock that may be purchased by exercising the Issuer's Series A Common Stock Purchase Warrants ("Series A Warrants") and (ii) 10,835,141 shares of common stock that may be purchased by exercising Series B Common Stock Purchase Warrants ("Series B Warrants"), neither of which are currently exercisable within 60 days. Pursuant to the warrant agreements relating to the Series A Warrants and the Series B Warrants, the Series A and Series B warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein American Ventures LLC, Series XII SHOT ("Series XII SHOT") may not exercise its Series A and/or Series B warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XII SHOT together with its affiliates, and any other persons acting as a group together with Series XII SHOT or any of the Series XII SHOT's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XII SHOT, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of the foregoing sentence, the number of shares of common stock beneficially owned by Series XII SHOT and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the Series A and Series B Warrants with respect to which such determination is being made, but shall exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such Warrant beneficially owned by Series XII SHOT or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XII SHOT or any of its affiliates or Attribution Parties. The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker. The percent of class represented by the amount in Row 9 is based on 121,048,833 shares of the Issuer's common stock issued and outstanding as of July 21, 2025, as reported in the Issuer's Prospectus Supplement filed with the SEC on July 23, 2025
- American Ventures Management LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,835,141; sole dispositive power 0; shared dispositive power 10,835,141; aggregate amount beneficially owned 10,835,141 (8.95% of the class)
  Comment: The number of shares represented by the amount in Rows 6, 8 and 9 excludes (i) 10,835,141 shares of common stock that may be purchased by exercising the Issuer's Series A Common Stock Purchase Warrants ("Series A Warrants") and (ii) 10,835,141 shares of common stock that may be purchased by exercising Series B Common Stock Purchase Warrants ("Series B Warrants"), neither of which are currently exercisable within 60 days. Pursuant to the warrant agreements relating to the Series A Warrants and the Series B Warrants, the Series A and Series B warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein American Ventures LLC, Series XII SHOT ("Series XII SHOT") may not exercise its Series A and/or Series B warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XII SHOT together with its affiliates, and any other persons acting as a group together with Series XII SHOT or any of the Series XII SHOT's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XII SHOT, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of the foregoing sentence, the number of shares of common stock beneficially owned by Series XII SHOT and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the Series A and Series B Warrants with respect to which such determination is being made, but shall exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such Warrant beneficially owned by Series XII SHOT or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XII SHOT or any of its affiliates or Attribution Parties. The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker. The percent of class represented by the amount in Row 9 is based on 121,048,833 shares of the Issuer's common stock issued and outstanding as of July 21, 2025, as reported in the Issuer's Prospectus Supplement filed with the SEC on July 23, 2025.
- American Ventures IM LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,835,141; sole dispositive power 0; shared dispositive power 10,835,141; aggregate amount beneficially owned 10,835,141 (8.95% of the class)
  Comment: The number of shares represented by the amount in Rows 6, 8 and 9 excludes (i) 10,835,141 shares of common stock that may be purchased by exercising the Issuer's Series A Common Stock Purchase Warrants ("Series A Warrants") and (ii) 10,835,141 shares of common stock that may be purchased by exercising Series B Common Stock Purchase Warrants ("Series B Warrants"), neither of which are currently exercisable within 60 days. Pursuant to the warrant agreements relating to the Series A Warrants and the Series B Warrants, the Series A and Series B warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein American Ventures LLC, Series XII SHOT ("Series XII SHOT") may not exercise its Series A and/or Series B warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XII SHOT together with its affiliates, and any other persons acting as a group together with Series XII SHOT or any of the Series XII SHOT's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XII SHOT, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of the foregoing sentence, the number of shares of common stock beneficially owned by Series XII SHOT and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the Series A and Series B Warrants with respect to which such determination is being made, but shall exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such Warrant beneficially owned by Series XII SHOT or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XII SHOT or any of its affiliates or Attribution Parties. The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker. The percent of class represented by the amount in Row 9 is based on 121,048,833 shares of the Issuer's common stock issued and outstanding as of July 21, 2025, as reported in the Issuer's Prospectus Supplement filed with the SEC on July 23, 2025.
- Dominari Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,835,141; sole dispositive power 0; shared dispositive power 10,835,141; aggregate amount beneficially owned 10,835,141 (8.95% of the class)
  Comment: The number of shares represented by the amount in Rows 6, 8 and 9 excludes (i) 10,835,141 shares of common stock that may be purchased by exercising the Issuer's Series A Common Stock Purchase Warrants ("Series A Warrants") and (ii) 10,835,141 shares of common stock that may be purchased by exercising Series B Common Stock Purchase Warrants ("Series B Warrants"), neither of which are currently exercisable within 60 days. Pursuant to the warrant agreements relating to the Series A Warrants and the Series B Warrants, the Series A and Series B warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein American Ventures LLC, Series XII SHOT ("Series XII SHOT") may not exercise its Series A and/or Series B warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XII SHOT together with its affiliates, and any other persons acting as a group together with Series XII SHOT or any of the Series XII SHOT's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XII SHOT, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of the foregoing sentence, the number of shares of common stock beneficially owned by Series XII SHOT and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the Series A and Series B Warrants with respect to which such determination is being made, but shall exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such Warrant beneficially owned by Series XII SHOT or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XII SHOT or any of its affiliates or Attribution Parties. The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker. The percent of class represented by the amount in Row 9 is based on 121,048,833 shares of the Issuer's common stock issued and outstanding as of July 21, 2025, as reported in the Issuer's Prospectus Supplement filed with the SEC on July 23, 2025.
- Eric Newman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,835,141; sole dispositive power 0; shared dispositive power 10,835,141; aggregate amount beneficially owned 10,835,141 (8.95% of the class)
  Comment: The number of shares represented by the amount in Rows 6, 8 and 9 excludes (i) 10,835,141 shares of common stock that may be purchased by exercising the Issuer's Series A Common Stock Purchase Warrants ("Series A Warrants") and (ii) 10,835,141 shares of common stock that may be purchased by exercising Series B Common Stock Purchase Warrants ("Series B Warrants"), neither of which are currently exercisable within 60 days. Pursuant to the warrant agreements relating to the Series A Warrants and the Series B Warrants, the Series A and Series B warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein American Ventures LLC, Series XII SHOT ("Series XII SHOT") may not exercise its Series A and/or Series B warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XII SHOT together with its affiliates, and any other persons acting as a group together with Series XII SHOT or any of the Series XII SHOT's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XII SHOT, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of the foregoing sentence, the number of shares of common stock beneficially owned by Series XII SHOT and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the Series A and Series B Warrants with respect to which such determination is being made, but shall exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such Warrant beneficially owned by Series XII SHOT or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XII SHOT or any of its affiliates or Attribution Parties. The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker. The percent of class represented by the amount in Row 9 is based on 121,048,833 shares of the Issuer's common stock issued and outstanding as of July 21, 2025, as reported in the Issuer's Prospectus Supplement filed with the SEC on July 23, 2025.
- Anthony Hayes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,835,141; sole dispositive power 0; shared dispositive power 10,835,141; aggregate amount beneficially owned 10,835,141 (8.95% of the class)
  Comment: The number of shares represented by the amount in Rows 6, 8 and 9 excludes (i) 10,835,141 shares of common stock that may be purchased by exercising the Issuer's Series A Common Stock Purchase Warrants ("Series A Warrants") and (ii) 10,835,141 shares of common stock that may be purchased by exercising Series B Common Stock Purchase Warrants ("Series B Warrants"), neither of which are currently exercisable within 60 days. Pursuant to the warrant agreements relating to the Series A Warrants and the Series B Warrants, the Series A and Series B warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein American Ventures LLC, Series XII SHOT ("Series XII SHOT") may not exercise its Series A and/or Series B warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XII SHOT together with its affiliates, and any other persons acting as a group together with Series XII SHOT or any of the Series XII SHOT's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XII SHOT, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of the foregoing sentence, the number of shares of common stock beneficially owned by Series XII SHOT and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the Series A and Series B Warrants with respect to which such determination is being made, but shall exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such Warrant beneficially owned by Series XII SHOT or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XII SHOT or any of its affiliates or Attribution Parties. The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker. The percent of class represented by the amount in Row 9 is based on 121,048,833 shares of the Issuer's common stock issued and outstanding as of July 21, 2025, as reported in the Issuer's Prospectus Supplement filed with the SEC on July 23, 2025.
- Kyle Michael Wool: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,835,141; sole dispositive power 0; shared dispositive power 10,835,141; aggregate amount beneficially owned 10,835,141 (8.95% of the class)
  Comment: The number of shares represented by the amount in Rows 6, 8 and 9 excludes (i) 10,835,141 shares of common stock that may be purchased by exercising the Issuer's Series A Common Stock Purchase Warrants ("Series A Warrants") and (ii) 10,835,141 shares of common stock that may be purchased by exercising Series B Common Stock Purchase Warrants ("Series B Warrants"), neither of which are currently exercisable within 60 days. Pursuant to the warrant agreements relating to the Series A Warrants and the Series B Warrants, the Series A and Series B warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein American Ventures LLC, Series XII SHOT ("Series XII SHOT") may not exercise its Series A and/or Series B warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XII SHOT together with its affiliates, and any other persons acting as a group together with Series XII SHOT or any of the Series XII SHOT's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XII SHOT, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of the foregoing sentence, the number of shares of common stock beneficially owned by Series XII SHOT and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the Series A and Series B Warrants with respect to which such determination is being made, but shall exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such Warrant beneficially owned by Series XII SHOT or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XII SHOT or any of its affiliates or Attribution Parties. The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker. The percent of class represented by the amount in Row 9 is based on 121,048,833 shares of the Issuer's common stock issued and outstanding as of July 21, 2025, as reported in the Issuer's Prospectus Supplement filed with the SEC on July 23, 2025. Additionally, the number of shares represented by the amount in Rows 6, 8 and 9 excludes 7,212 shares of the Issuer's Series B Preferred Stock held by Trajan Holdings LLC ("Trajan"), each share convertible into a number shares of common stock obtained by dividing the stated value of each such share of Series B Preferred Stock ($750) by the conversion price of $0.34. Mr. Wool is the sole member and manager of Trajan and thus has sole voting power and dispositive power over the securities of the Issuer held by Trajan. As a result, Mr. Wool may be deemed to indirectly beneficially own the securities held by Trajan. Mr. Wool disclaims beneficial ownership over any securities held by Trajan other than to the extent of his respective pecuniary interest therein, directly or indirectly.

## Item 1. Issuer
Name of issuer: Safety Shot, Inc.
Address of issuer's principal executive offices: 1061 E. Indiantown Rd., Suite 110, Jupiter, FL 33477

## Item 2. Person Filing
Name of person filing:
American Ventures LLC, Series XII SHOT ("Series XII SHOT") owns the shares of the Issuer's common stock directly.

American Ventures Management LLC ("AV Management") is the manager of Series XII SHOT.

American Ventures IM LLC ("AV IM") is the investment manager of Series XII SHOT.

Dominari Holdings Inc. ("DOMH") is the majority member of AV Management and AV IM that controls the voting power and dispositive power over securities of the Issuer held by entities managed or controlled by AV Management and/or AV IM.

Eric Newman is the manager of both AV Management and AV IM.

Kyle Michael Wool ("Mr. Wool") is the President and director of DOMH.

Anthony Hayes ("Mr. Hayes") is the Chief Executive Officer, a director and Chairman of the board of directors of DOMH.

AV Management, AV IM, DOMH, Mr. Newman, Mr. Wool and Mr. Hayes share voting and dispositive power over the securities held by Series XII SHOT. As a result, each of AV Management, AV IM, DOMH, Mr. Wool and Mr. Hayes may be deemed to indirectly beneficially own the securities held by the Series XII SHOT.

Each of AV Management, AV IM, DOMH, Mr. Newman, Mr. Wool and Mr. Hayes disclaim beneficial ownership over any securities held by the Series XII SHOT other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

AV Management, Series XII SHOT, AV IM, DOMH, Mr. Newman, Mr. Wool and Mr. Hayes are the reporting persons in this Schedule 13G (the "Reporting Persons").
Address of principal business office or, if none, residence:
AV Management, Series XII SHOT, AV IM and Mr. Newman have a principal business office at 110 Front Street, Suite 300, Jupiter, Florida 33477.

DOMH, Mr. Wool and Mr. Hayes have a principal business office at 725 Fifth Avenue, 22nd Floor, New York, New York 10022.
Citizenship: The Reporting Persons are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page of each Reporting Person.
Percent of class: See the response to row 11 of the cover page of each Reporting Person.
Sole power to vote or to direct the vote: See the response to row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the cover page of each Reporting Person.
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- American Ventures LLC, Series XII SHOT: /s/ Eric Newman, Eric Newman, Manager of American Ventures Management LLC, Manager of American Ventures LLC, Series XII SHOT (07/30/2025)
- American Ventures Management LLC: /s/ Eric Newman, Eric Newman, Manager (07/30/2025)
- American Ventures IM LLC: /s/ Eric Newman, Eric Newman, Manager (07/30/2025)
- Dominari Holdings Inc.: /s/ Kyle Michael Wool, Kyle Michael Wool, President (07/30/2025)
- Eric Newman: /s/ Eric Newman, Eric Newman, Self (07/30/2025)
- Anthony Hayes: /s/ Anthony Hayes, Anthony Hayes, Self (07/30/2025)
- Kyle Michael Wool: /s/ Kyle Michael Wool, Kyle Michael Wool, Self (07/30/2025)